Exhibit 12.1

HIGHWOODS PROPERTIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$68,157	$42,010	$32,730	$37,018	$21,530
Fixed charges	96,315	92,968	108,271	111,478	106,576
Capitalized interest	(1,419)	(4,555)	(8,312)	(9,743)	(5,002)
Distributions of earnings from unconsolidated affiliates	4,433	4,180	5,994	4,462	7,748
Total earnings	$167,486	$134,603	$138,683	$143,215	$130,852

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$87,726	$81,982	$92,858	$93,975	$93,634
Amortization of deferred financing costs	3,385	2,760	2,716	2,415	2,375
Financing obligations interest expense	2,261	2,063	2,918	3,930	4,162
Capitalized interest	1,419	4,555	8,312	9,743	5,002
Interest component of rental expense	1,524	1,608	1,467	1,415	1,403
Total fixed charges	96,315	92,968	108,271	111,478	106,576
Preferred Stock dividends	6,708	6,708	9,804	13,477	17,063
Total fixed charges and Preferred Stock dividends	$103,023	$99,676	$118,075	$124,955	$123,639

Ratio of earnings to fixed charges	1.74	1.45	1.28	1.28	1.23

Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.63	1.35	1.17	1.15	1.06